Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-4499 (212) 818-8800
direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

January 22, 2025

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	Maywood Acquisition Corp. Registration Statement on Form S-1 Filed December 30, 2024 File No.: 333-284082

Ladies and Gentlemen:

On behalf of Maywood Acquisition Corp. (“Company”), we respond as follows to the Staff’s comment letter, dated January 16, 2025, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in the Registration Statement, a copy of which has been marked with the changes from the original filing of the Registration Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Registration Statement on Form S-1 filed December 30, 2024

Risk Factors

The nominal purchase price paid by our sponsor for the founder shares..., page 70

1.

We note your revised disclosure that the calculation excludes rights, which are contingent instruments. Please further explain why the rights are excluded. In this regard, your disclosures indicate that the calculation reflects the implied value of your Class A ordinary shares upon completion of your business combination and it would appear that shares issuable pursuant to the rights are no longer contingent upon the completion of your business combination.

The Staff’s comment is duly noted.  We have revised the disclosure on page 70 of the Registration Statement to include the shares underlying the rights.

Securities and Exchange Commission

January 22, 2025

Dilution, page 88

2.

We note your disclosure that “Such calculation does not reflect any dilution associated with the sale and conversion of rights, including the private units, which would cause the actual dilution to the public shareholders to be higher.” Please further clarify this statement. In this regard, we note that your dilution calculations do include the Class A ordinary shares underlying the rights. Clarify how reflecting the sale and conversion of rights in your calculation would cause actual dilution to the public shareholders to be higher and quantify the amount. Revise your disclosures accordingly.

The Staff’s comment is duly noted.  We have revised the disclosure on page 88 of the Registration Statement to remove the above-referenced statement from the disclosure as the calculations do in fact reflect dilution from the sale and conversion of the rights.

3.	Please revise your disclosures to clarify the date of your dilution calculations.

We have revised the disclosure on page 88 of the Registration Statement as requested.

Balance Sheet as of September 30, 2024, page F-15

4.	Please revise to mark the financial statements and related footnotes as being unaudited.

We have revised the financial statements and related footnotes in the Registration Statement as requested.

*  *  *  *  *  *  *  *  *  *

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc: Zikang Wu